File No.
82-3881

LER
OURCES INC.

.E 500, 926 - 5 AVE. S.W.
.GARY, AB T2P 0N7 CANADA
L: (403) 269-6753
.AX: (403) 266-2606
www.tylerresources.com TYS:CDNX

04 FEB -3 AM 7:21

04012561

January 22, 2004

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3881
News Release Dated January 22, 2004

PROCESSED
FEB 09 2004
THOMSON
FINANCIAL

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

TYLER RESOURCES INC.

for D. MacAulay
Barbara O'Neill

dw 2/4

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 04-01

NEWS FOR RELEASE: January 22, 2004

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1-403-269-6753**
Web: www.tylerresources.com

Abritration Costs Received

In other matters, Tyler is pleased to announce that it has received the sum of $284,674.86 in full settlement of costs awarded to Tyler in a previously concluded arbitration matter. This amount will allow Tyler to retire all of its existing debt and outstanding legal bills, adding in excess of $100,000 to its present working capital. Tyler's present focus is the continued exploration of its Mexican Bahuerachi copper-gold porphyry project where an airborne geophysical survey is scheduled to be flown by month's end.

Tyler is also pleased to announce that it is scheduled to be showcasing its Bahuerachi Project at the Cambridge House "Strategic Investing In Gold and Resource Exploration Stocks" pre-conference seminar in Vancouver on Saturday, January 24, 2004.

"Jean Pierre Jutras"
Jean Pierre Jutras
President

File No.
82-3881

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 04-01

NEWS FOR RELEASE: January 22, 2004

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1-403-269-6753**
Web: www.tylerresources.com

Abritration Costs Received

In other matters, Tyler is pleased to announce that it has received the sum of $284,674.86 in full settlement of costs awarded to Tyler in a previously concluded arbitration matter. This amount will allow Tyler to retire all of its existing debt and outstanding legal bills, adding in excess of $100,000 to its present working capital. Tyler's present focus is the continued exploration of its Mexican Bahuerachi copper-gold porphyry project where an airborne geophysical survey is scheduled to be flown by month's end.

Tyler is also pleased to announce that it is scheduled to be showcasing its Bahuerachi Project at the Cambridge House "Strategic Investing In Gold and Resource Exploration Stocks" pre-conference seminar in Vancouver on Saturday, January 24, 2004.

"Jean Pierre Jutras"
Jean Pierre Jutras
President

File No.
82-3881

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 04-01

NEWS FOR RELEASE: January 22, 2004

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1-403-269-6753**
Web: www.tylerresources.com

Abritration Costs Received

In other matters, Tyler is pleased to announce that it has received the sum of $284,674.86 in full settlement of costs awarded to Tyler in a previously concluded arbitration matter. This amount will allow Tyler to retire all of its existing debt and outstanding legal bills, adding in excess of $100,000 to its present working capital. Tyler's present focus is the continued exploration of its Mexican Bahuerachi copper-gold porphyry project where an airborne geophysical survey is scheduled to be flown by month's end.

Tyler is also pleased to announce that it is scheduled to be showcasing its Bahuerachi Project at the Cambridge House "Strategic Investing In Gold and Resource Exploration Stocks" pre-conference seminar in Vancouver on Saturday, January 24, 2004.

"Jean Pierre Jutras"
Jean Pierre Jutras
President

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Tyler Resources Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.